CROTON LIQUID MARKETS, LLC
(Formerly known as GLM Securities, LLC)
(An indirect wholly owned subsidiary of Guggenheim Capital, LLC)

Statement of Financial Condition

December 31, 2019

(With Report of Independent Registered Public Accounting Firm Thereon)

File in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NUMBER
8-69770

REPORT FOR THE PERIOD BEGINNING <u>**01/01/19**</u> AND ENDING <u>**12/31/19**</u>
MM/DD/YY — MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER – DEALER: **Croton Liquid Markets, LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

330 Madison Avenue

(No. and Street)

New York	**New York**	**10017**
(City)	(State)	(Zip Code)

OFFICIAL USE ONLY

_____
FIRM ID. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Paolino   **(212) 338-8836**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name – if individual, state last, first, middle name)

345 Park Avenue	**New York**	**New York**	**10154**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)





OATH OR AFFIRMATION

I, Allan M. Katz, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to the firm of Croton Liquid Markets, LLC (the Company), as of December 31, 2019, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified as that of a customer.

Allan M. Katz
Chief Financial Officer

Sworn and subscribed to before me this
21st day of February 2020.

THERESE R. DRUGAN
COMMISSION EXPIRES
Kings County
NOTARY
PUBLIC
01DR6224440
07/06/2022
STATE OF NEW YORK

CROTON LIQUID MARKETS, LLC
(Formerly known as GLM Securities, LLC)
(An indirect wholly owned subsidiary of Guggenheim Capital, LLC)

Table of Contents

This report**contains (check all applicable boxes)

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Member and Management
Croton Liquid Markets, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Croton Liquid Markets, LLC (formerly known as GLM Securities, LLC) (the Company) as of December 31, 2019, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2017.

New York, New York
February 21, 2020

CROTON LIQUID MARKETS, LLC
(Formerly known as GLM Securities, LLC)
(An indirect wholly owned subsidiary of Guggenheim Capital, LLC)

Statement of Financial Condition

December 31, 2019

(Amounts in thousands)

Assets

Cash	$	467
Other assets		43
Total assets	$	510

Liabilities and Member's Equity

Accrued expenses	$	40
Due to affiliate		1
Total liabilities		41
Member's equity		469
Total member's equity		469
Total liabilities and member's equity	$	510

See accompanying notes to financial statement.

CROTON LIQUID MARKETS, LLC
(Formerly known as GLM Securities, LLC)
(An indirect wholly owned subsidiary of Guggenheim Capital, LLC)

Notes to Statement of Financial Condition

December 31, 2019

(1)   Organization and Nature of Business

Croton Liquid Markets, LLC (Company) was formed on February 9, 2016 and became a broker-dealer registered with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA), and the Securities Investor Protection Corporation (SIPC) effective September 21, 2016. The Company is a wholly owned subsidiary of Links Holdings, LLC (Parent) whose ultimate parent is Guggenheim Capital, LLC (Guggenheim). On July 24, 2019, the Company changed its name from GLM Securities, LLC to Croton Liquid Markets, LLC.

The Company was formed to engage in matched book activities using repurchase and reverse repurchase agreements collateralized by fixed-income securities. During the year ended December 31, 2019, the Company did not enter into repurchase or reverse repurchase agreements.

(2)   Summary of Significant Accounting Policies

(a)   Basis of Presentation

The accompanying financial statement of the Company has been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

(b)   Use of Estimates

The preparation of the financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(c)   Cash

At December 31, 2019, all cash is held at a major U.S. financial institution. Cash on deposit with financial institutions may, at times, exceed federal insurance limits.

(d)   Income Taxes

The Company is organized as a Delaware single member limited liability company and treated as a disregarded entity for U.S. income tax purposes and has no federal tax liability. State tax liabilities are determined under individual state laws.

ASC 740-10, *Income Taxes – Overall,* requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely than-not" of being sustained by applicable tax authority based upon technical merits of the position. Tax benefits from tax positions not deemed to meet the more-likely than-not threshold should not be recognized in the year of determination. Management has reviewed the Company's tax positions for all open years and concluded that the Company has no material uncertain tax positions at December 31, 2019. Further, as of

CROTON LIQUID MARKETS, LLC
(Formerly known as GLM Securities, LLC)
(An indirect wholly owned subsidiary of Guggenheim Capital, LLC)

Notes to Statement of Financial Condition

December 31, 2019

December 31, 2019, the Company has recorded no liability for net unrecognized tax benefits relating to uncertain tax positions it has taken or expect to take in future tax returns.

(3) Related-Party Transactions

In June 2017, the Company entered into a Services Agreement with an affiliate whereby the Company pays a fee for accounting, compliance and Financial & Operations Principle (FINOP) services provided. At December 31, 2019, $1 thousand is included in due to affiliate in the statement of financial condition.

(4) Regulatory Requirements

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (Rule 15c3-1), under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and an additional minimum net capital requirement for reverse repurchase overcollateralization. At December 31, 2019, the Company had net capital of $426 thousand, which was $176 thousand in excess of its required net capital of $250 thousand.

(5) Subsequent Events

Management has evaluated all subsequent events for the Company after the statement of financial condition date through February 21, 2020, the date the financial statements were available to be issued and has concluded there are no recognized or nonrecognized events that require financial statement disclosure.